SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)
Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)
92407M206
 (CUSIP Number)
Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

April 24, 2015

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92407M206	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 8,695,515*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 8,695,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,515*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.90%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant (as defined in Item 3), which is exercisable within sixty days.
**  Calculated based on a total of 43,699,123 shares of common stock outstanding, which is comprised of (i) 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.

SCHEDULE 13D
CUSIP No. 92407M206	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 8,695,515*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 8,695,515*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,515*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.90%**
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant, which is exercisable within sixty days.
**  Calculated based on a total of 43,699,123 shares of common stock outstanding, which is comprised of (i) 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.

SCHEDULE 13D
CUSIP No. 92407M206	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 4,543,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 4,543,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.54%*
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Calculated based on a total of 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 5 of 9 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%*
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  Calculated based on a total of 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 6 of 9 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 2,595,980
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 2,595,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%*
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  Calculated based on a total of 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015.

SCHEDULE 13D
CUSIP No. 92407M206	Page 7 of 9 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 1,555,555*
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 1,555,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,555,555*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.56%**
14	TYPE OF REPORTING PERSON (See Instructions) PN
*  Includes 583,333 shares of common stock which may be acquired upon exercise of the OIP Warrant, which is exercisable within sixty days.
**  Calculated based on a total of 43,699,123 shares of common stock outstanding, which is comprised of (i) 43,115,790 shares of common stock outstanding as of March 24, 2015, according to information furnished by Vermillion, Inc. on March 31, 2015, and (ii) 583,333 shares of common stock issuable upon the exercise of the OIP Warrant.
.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2013, as previously amended by Amendment No. 1, filed on June 13, 2013, Amendment No. 2, filed on December 23, 2013 and Amendment No. 3, filed on December 24, 2014 (as amended, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Institutional Partners, L.P., a Delaware limited partnership (“Oracle Institutional Partners”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

Note: The Reporting Persons are filing this Amendment solely to update the beneficial ownership information in the Schedule 13D as a result of the OIP Warrant (as defined below), which was acquired on December 23, 2014, becoming exercisable within sixty days due to the passage of time.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds.

The fifth paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the additional 972,222 shares of Common Stock acquired by Oracle Institutional Partners was $1,399,999.68.  In connection with this purchase of Common Stock, Oracle Institutional Partners also acquired a warrant (the “OIP Warrant”) to purchase 583,333 shares of Common Stock at an exercise price of $2.00 per share of Common Stock for an aggregate purchase price of $72,916.63 ($0.125 per share of Common Stock subject to the OIP Warrant).  The OIP Warrant is exercisable commencing on June 23, 2015

Item 5.  Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)     As of April 24, 2015, Oracle Partners may be deemed to beneficially own 4,543,980 shares of Common Stock, representing 10.54% of the outstanding shares of Common Stock (based on 43,115,790 shares of Common Stock outstanding as of March 24, 2015 as reported by the Company to representatives of the Reporting Persons).

As of December 23, 2014, Oracle Institutional Partners may be deemed to beneficially own 1,555,555 shares of Common Stock in the aggregate as a result of its beneficial ownership of (a) 972,222 shares of Common Stock and (b) 583,333 shares of Common Stock issuable on the exercise of its OIP Warrant, representing 3.56% of the outstanding shares of Common Stock (based on 43,699,123 shares of Common Stock outstanding, which is comprised of (i) 43,115,790 shares of Common Stock outstanding as of March 24, 2015 as reported by the Company to representatives of the Reporting Persons and (ii) 583,333 shares of Common Stock issuable upon exercise of the OIP Warrant).

As of December 23, 2014, Oracle Ten Fund and Investment Manager, due to its relationship with Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock, representing 6.02% of the outstanding shares of Common Stock (based on 43,115,790 shares of Common Stock outstanding as of March 24, 2015 as reported by the Company to representatives of the Reporting Persons).

As of December 23, 2014, Oracle Associates, due to its relationship with Oracle Partners, Oracle Ten Fund and Oracle Institutional Partners, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 8,695,515 shares of Common Stock in the aggregate as a result of their beneficial ownership of (a) 8,112,182 shares of Common Stock and (b) 583,333 shares of Common Stock issuable on the exercise of the OIP Warrant, representing 19.90% of the outstanding shares of Common Stock (based on 43,699,123 shares of Common Stock outstanding, which is comprised of (i) 43,115,790 shares of Common Stock outstanding as of March 24, 2015 as reported by the Company to representatives of the Reporting Persons and (ii) 583,333 shares of Common Stock issuable upon exercise of the OIP Warrant).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)     Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c)     As set forth above, pursuant to the OIP Purchase Agreement, on December 23, 2014, (i) Oracle Institutional Partners purchased 972,222 shares of Common Stock for an aggregate purchase price of $1,399,999.68 and (ii) Oracle Institutional Partners acquired the OIP Warrant for an aggregate purchase price of $72,916.63 to purchase 583,333 shares of Common Stock. The OIP Warrant is exercisable commencing on June 23, 2015.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 24, 2015	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 24, 2015	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 24, 2015	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 24, 2015	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: April 24, 2015	LARRY N. FEINBERG By: /s/ Larry N. Feinberg